# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Standard Lithium Ltd, CIK 0001537137
CUSIP: 853606101
Title of class of securities: Standard Lithium Ord Shs
Address of issuer's principal executive offices: 375 Water Street, Suite 110, Vancouver, British Columbia Canada (A1), V6B 5C6
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0000869178

## Reporting persons
- Van Eck Associates Corporation: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 15,935,383; shared voting power 0; sole dispositive power 15,935,383; shared dispositive power 0; aggregate amount beneficially owned 15,935,383 (6.5% of the class)

## Item 1. Issuer
Name of issuer: Standard Lithium Ltd
Address of issuer's principal executive offices: 375 Water Street, Suite 110, Vancouver, CA-BC, V6B 5C6, CA

## Item 2. Person Filing
Name of person filing: Van Eck Associates Corporation
Address of principal business office or, if none, residence: 666 Third Ave, 9th Floor, New York, 10017, NY, United States
Citizenship: DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 15,935,383
Percent of class: 6.5
Sole power to vote or to direct the vote: 15,935,383
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 15,935,383
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Van Eck Associates Corporation: Ashley Sousa, AVP - Van Eck Associates Corporation (08/13/2026)